UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. 1)*

FREESEAS INC.
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
Y26496201
(CUSIP Number)
September 10, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. Y26496201	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Hanover Holdings I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – limited liability company

SCHEDULE 13G

CUSIP No. Y26496201	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Joshua Sason
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13G

CUSIP No. Y26496201	Page 4 of 6 Pages

This Amendment No. 1 to Schedule 13G (this “Amendment No. 1”) is being filed with respect to the common stock, $0.001 par value (the “Common Stock”), of FreeSeas Inc., a corporation organized and existing under the laws of the Republic of the Marshall Islands (the “Issuer”), to amend the Schedule 13G filed on June 26, 2013 (the “Schedule 13G”). This Amendment No. 1 is being filed voluntarily to report changes in the number of shares of Common Stock beneficially owned by the Reporting Persons and to report that none of the Reporting Persons beneficially own more than 5% of the Common Stock. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13G.

Item 4. Ownership.

Item 4 is hereby amended and restated as follows:

The beneficial ownership of Common Stock by the Reporting Persons, as of the date hereof, is as follows:

A.	Hanover Holdings I, LLC

(a)	Amount beneficially owned: -0-
(b)	Percent of class: 0.0%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: -0-
(ii)	Shared power to vote or to direct the vote: -0-
(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose or to direct the disposition of: -0-

B.	Joshua Sason

(b)	Amount beneficially owned: -0-
(b)	Percent of class: 0.0%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: -0-
(ii)	Shared power to vote or to direct the vote: -0-
(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose or to direct the disposition of: -0-

SCHEDULE 13G

CUSIP No. Y26496201	Page 5 of 6 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on following page]

SCHEDULE 13G

CUSIP No. Y26496201	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2013

HANOVER HOLDINGS I, LLC

By:		/s/ Joshua Sason
	Name:	Joshua Sason
	Title:	Chief Executive Officer

/s/ Joshua Sason
JOSHUA SASON

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement by and between Hanover Holdings I, LLC and Joshua Sason, dated as of June 26, 2013, was previously filed with the SEC on June 26, 2013 as an exhibit to the initial Schedule 13G filed by Hanover Holdings I, LLC and Joshua Sason with respect to FreeSeas Inc. and is incorporated herein by reference.